UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated April 10, 2012
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X       Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release
ANGLOGOLD ASHANTI FIRST QUARTER 2012 PRODUCTION
UPDATE

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com
News Release
10 April 2012

AngloGold Ashanti First Quarter 2012 Production Update

(Johannesburg) – On 15 February 2012 AngloGold Ashanti, at the time of its full year 2011 earnings release, guided first quarter 2012 gold production at 1.03Mozs at total cash costs of $820/oz -
$835/oz at an average exchange rate of R7.40/$, BRL1.70/$, A$1.01/$, and AP4.35/$ and fuel at
$110/barrel. The Company further pointed out that both these estimates could see downside risk in the light of safety related stoppages which were being experienced at its South African mines.

Safety stoppages continued to negatively impact group production from its South African mines during the first quarter of 2012. In total, safety stoppages and the subsequent ramp-up associated with safely restarting ultra-deep mining areas, resulted in 76,000oz of lost production in the three months ended March 31. AngloGold Ashanti’s first-quarter 2012 gold production was around
980,000oz, which is also likely to have a consequential impact on unit total cash costs, partially mitigated by weaker rand exchange rates.

The balance of the group’s operating regions, namely Australia, Continental Africa and the Americas, met their production targets for the quarter. Notably, strong performances were delivered during the period by the Cripple Creek & Victor, Geita and Siguiri mines, offsetting a weaker result from Obuasi, where unplanned repairs to the base of the main shaft hampered first quarter output.

“AngloGold Ashanti delivered its best ever safety performance in 2011 – with lowest ever fatality rates in South Africa and its lowest total injury frequency rate across its global operations. While we are disappointed with our start to 2012, we remain committed to delivering on our Vision to go
‘Beyond Zero Harm’. Our work colleagues and their families deserve nothing less.” Chief Executive
Officer, Mark Cutifani said. “In addition, we remain absolutely committed to working with our employees and government partners to constructively improve safety on the country’s mines.
Consistent with this commitment we continue a close dialogue with the mining inspectorate at a national and regional level, with a view to helping achieve these shared objectives.”

AngloGold Ashanti and its joint venture partners continue to closely monitor the situation in Mali, following last month’s military coup and the economic sanctions that were imposed until recently, on the landlocked country by the Economic Community of West African States. The company’s three joint venture operations in Mali – Morila, Yatela and Sadiola – operated as normal and the Company continued to meet its fiscal obligations to the country’s exchequer over this period.

In addition, AngloGold Ashanti will report a deferred tax charge resulting from the increase in
Ghana’s corporate tax rate, as applicable to AngloGold Ashanti under its Stability Agreement, from
25% to 30%. This will, however, be more than compensated for by a deferred tax credit created by the reduction in South Africa’s marginal tax rate applicable to gold mining companies from 43% to
34%, following the introduction of withholding tax on dividends that replaced the secondary tax on companies.

ENDS

Contacts
Tel:
E-mail:
Alan Fine (Media) +27 (0) 11 637- 6383 / +27 (0) 83 250 0757 afine@anglogoldashanti.com
Stewart Bailey (Investors) +1 212 836 4303 / +1 646 338 4337 sbailey@anglogoldashanti.com
Certain statements made in this communication, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of announced mergers and acquisitions transactions, AngloGold Ashanti’s liquidity, capital resources and capital expenditure and the outcome and consequences of any litigation or regulatory proceedings or environmental issues, contain certain forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these and other factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2011, which was distributed to shareholders on 4 April 2012 and the company’s 2010 annual report on Form 20-F, which was filed with the Securities and Exchange Commission in the
United States on May 31, 2011. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors”
tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: April 10, 2012
By:
/s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary